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                                                                  EXHIBIT 7.2

Not for release in or into the United States, Canada, Australia or Japan. No offer is being made hereby to persons whose participation in the offer requires that further prospectus, registration or other measures are taken in addition to those required under Swedish law.

                                 Press release

January 10, 2001

Cardiac Science Tenders Public Offer to Acquire Artema Medical AB

The Board of Directors of Cardiac Science, Inc., ("Cardiac Science") is hereby pleased to announce that it has tendered a public offer (the "Offer") for all the outstanding A- and B- shares of Artema Medical AB ("Artema"). The Board of Directors of Artema will recommend the Cardiac Science offer to their shareholders.

As consideration, Cardiac Science will issue common stock valued at USD 20 million for all the issued and outstanding shares of Artema. The Offer is equivalent to a bid premium of 117% based on the closing price of the Artema shares on January 9, 2001(1).

Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats patients who suffer a life-threatening heart rhythm. Cardiac Science is publicly traded on the Nasdaq National Market System Stock Exchange (Nasdaq:"DFIB") in the United States.

Artema develops, manufactures and markets equipment for measuring and monitoring vital patient parameters within the fields of anesthesia, intensive care and emergency care. The product portfolio consists of gas analyzers, patient monitors and defibrillators.

O Cardiac Science is offering a minimum of 3,333,333 and a maximum of 4,444,444 newly issued shares of common stock for all outstanding A- and B-shares of Artema(2).

O The exchange ratio between the Artema and Cardiac Science shares will be calculated using the trailing 10-day average price of Cardiac Science stock prior to the commencement of the acceptance period.




--------
(1) Based on the closing price of the Artema and Cardiac Science shares of SEK
5.75 and USD 5.00, respectively, and the exchange rate 9.50 SEK/USD.
(2) A total of 15,236,250 shares.


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|_|  If the average share price of Cardiac Science equals or exceeds USD 6.00, the exchange ratio will be 0.21878 shares of Cardiac Science common stock for each outstanding Artema A- and B- share. If the average share price of Cardiac Science falls to USD 4.50 or below, the exchange ratio will be
     0.29170 shares of Cardiac Science common stock for each outstanding Artema A- and B- share. The final adjustment from 0.29170 to 0.21878 will be proportional with the average closing price of Cardiac Science stock between USD 4.50 and USD 6.00 per share.

|_| The Offer is equivalent to a bid premium of 117% based on the closing price of the Artema shares on January 9, 2001(3). The Offer is equivalent to a bid premium of 140% based on the average closing price of the Artema share during the 20 trading days preceding the Offer.

|_| Cardiac Science intends to assist in arranging a simplified procedure through which minor shareholdings of Cardiac Science to be sold.

|_| The Board of Directors of Artema recommends that the shareholders accept the Offer.

|_| Shareholders of Artema, representing 20.2% of the voting rights and 14.0% of the share capital of Artema are in favor of the Offer and intend to tender their shares.

Statement by the Chief Executive Officer of Cardiac Science

"We believe Artema is an excellent strategic fit with Cardiac Science and this business combination, when consummated, can create significant value for the shareholders of both Artema and Cardiac Science," said Raymond W. Cohen, president and CEO of Cardiac Science. "By combining our technology with Artema's patient monitors and defibrillators we will be able to create a product line that is unique in the marketplace and which will offer us significant competitive marketing advantages, as well as accelerate the adoption rate of our core technology. In addition, the integration of our proprietary automatic defibrillation technology into Artema's installed base of approximately 6,000 hospital patient monitors located in Europe and the Middle East, represents a significant recurring revenue opportunity."

Comment by the Chairman of Artema

"Cardiac Science's bid is aligned with Artema's long-term strategy to find a partner," says Claes-Goran Fridh, Artema's board chairman. "Through this transaction, Artema gets access to new technology within the defibrillation area and gains a presence on the US market, which contributes substantially to improved growth opportunities. Artema's installed product base enables excellent expansion opportunities for the combined companies.

-----------
(3) Based on the closing price of the Artema and Cardiac Science shares of SEK
5.75 and USD 5.00, respectively, and the exchange rate 9.50 SEK/USD.


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Background and Motives

Cardiac Science develops and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a recurring revenue stream from the sale of proprietary disposable defibrillator electrodes.

Cardiac Science and Artema believe that this transaction is compelling for the following reasons:

o The integration of Cardiac Sciences' tachyarrhythmia detection and defibrillation technology platform with Artema's patient monitor and defibrillator product lines will provide an important competitive marketing advantage.

o The adoption rate of Cardiac Sciences core technology will be accelerated through the use of Artema's distribution channels and visa versa.

o Artema's installed base of 6,000 patient monitors will be leveraged by the addition of Cardiac Sciences' proprietary technology to generate significant recurring revenue through the sale of disposable defibrillator electrodes.

The Offer

The Offer contains the following key terms:

|_| Cardiac Science is offering a minimum of 3,333,333 and a maximum of 4,444,444 newly issued shares of common stock for all outstanding A- and B- shares of Artema. The A- and B- shareholders will be treated on equal terms.

|_| The exchange ratio between the Artema and Cardiac Science shares will be calculated using the trailing 10-day average price of Cardiac Science stock prior to the commencement of the acceptance period.

|_| If the average share price of Cardiac Science equals or exceeds USD 6.00, the exchange ratio will be 0.21878 shares of Cardiac Science common stock for each outstanding Artema A- and B- share. If the average share price of Cardiac Science falls to USD 4.50 or below, the exchange ratio will be
     0.29170 shares of Cardiac Science common stock for each outstanding Artema A- and B- share. The final adjustment from 0.29170 to 0.21878 will be proportional with the average closing price of Cardiac Science stock between USD 4.50 and USD 6.00 per share.

|_| Cardiac Science intends to assist in arranging a simplified procedure through which minor shareholdings of Cardiac Science to be sold.


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The offer is subject to the following conditions:

|_| Acceptance by shareholders representing more than 90% of the total number of shares and votes of Artema. Cardiac Science reserves the right to complete the offer at lower degree of acceptance.

|_| That all regulatory requirements in the USA and Sweden are satisfied and that Cardiac Science will obtain the necessary regulatory approvals.

|_| That prior to the termination of the acceptance period, no material Artema agreement will be breached or terminated as a result of a change in control, and that no unforseen liabilities arise which could exceed USD 3 million.

|_| That prior to the date when the announcement has been made that the Offer will be completed, the acquisition, in the judgement of Cardiac Science, is not rendered partially or wholly impossible or significantly impeded as a result of legislation, regulation, any decision of court or public authority or comparable measures in Sweden or elsewhere, which exists or may be anticipated, or as a result of other circumstances beyond the control of Cardiac Science.

The value of the Offer:

|_| The Offer is equivalent to a bid premium of 117% based on the closing price of the Artema shares on January 9, 2001(4). The Offer is equivalent to a bid premium of 140% based on the average closing price of the Artema shares during the 20 trading days preceding the Offer.

The Offer is recommended by the Board of Directors of Artema

The Board of Directors of Artema recommends that the shareholders of Artema accept the offer.

Acceptance of Offer

Shareholders of Artema representing 20.2% of the voting rights and 14.0% of the share capital of Artema are in favor of the Offer and intend to tender their shares.

Number of shares

Cardiac Science has approximately 24.7 million shares issued and outstanding, and approximately 30.3 million outstanding on a fully diluted basis, before the Offer to acquire Artema. Cardiac Science will as a consequence of the Offer issue a minimum of 3,333,333 and a maximum of 4,444,444 new common shares assuming the full acceptance of the Offer. The final number of new common shares to be issued will be determined just prior to the commencement of the acceptance period.


-----------
(4) Based on the closing price of the Artema and Cardiac Science shares of SEK
5.25 and USD 4.8125, respectively, and the exchange rate 9.46 SEK/USD.

Timetable

A prospectus is expected to be distributed in the beginning of March. The acceptance period will run for a minimum of three weeks during late March and early April. Filings are expected to take place with the Swedish Financial Supervisory Authority and the U.S. SEC in early March. Settlement of the transaction is anticipated to take place during the last half of April according to this timetable. A more specific timetable will be released as part of the prospectus.

Cardiac Science's ownership in Artema

Cardiac Science does not currently own any shares in Artema.

Stockholm January 10, 2001

Cardiac Science, Inc                        Artema Medical AB (publ)
Board of Directors                          Board of Directors


Contact:

Cardiac Science Inc.                        Artema Medical
Raymond W. Cohen                            Thomas Axelsson
President & Chief Executive Officer         Chief Executive Officer
+1 949 587-0357                                    +46 8 733 02 60






Encls.


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Presentation of Cardiac Science

Cardiac Science, based in Irvine, California, develops, manufactures and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats patients who suffer life-threatening heart rhythms.

The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world.

The growth of the company's installed base provides a recurring revenue stream from the sale of proprietary disposable defibrillator electrodes.

For the fiscal year ended December 31, 1999, Cardiac Science reported revenues of USD 103,000 and net losses of USD 7,719,000. For the 9 months ended September 30, 2000, Cardiac Science reported revenues of USD 2,759,000 and net losses of USD 25,560,000 (USD 13,587,000 of this loss is "acquired R&D write-off" associated with the acquisition of Cadent Medical, Inc. in July 2000). Cash and cash equivalents was USD 25,176,000 as per September 30, 2000.

Cardiac Science currently has 95 full time employees.

Cardiac Science has been a publicly traded company since 1991 and is quoted on the Nasdaq National Market System Stock Exchange (Nasdaq:"DFIB") in the United States.

For more information on Cardiac Science, please visit its Internet site at www.cardiacscience.com.

Presentation of Artema

Artema is a Stockholm based, niche oriented, research led, medical technology company. Its products are sold in more than 80 countries and 98% of sales are international .

Artema develops, manufactures and markets equipment for measuring and monitoring vital patient parameters within the fields of anesthesia, intensive care and emergency care. The product portfolio consists of gas analyzers, patient monitors and defibrillators.

Artema has a strong position in the field of compact gas analyzers and monitors especially within the anesthesia and intensive care market segments, in addition to a strong European market position for defibrillators within emergency care arena.

At year-end 1999, the number of employees was 198.

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The shares of Artema have been listed on the OM Stockholm Exchange O-list since
May 4, 1999.

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Important Disclosure according to US Securities and Exchange Commission regulation

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to: a potential transaction between Cardiac Science, Inc. and the shareholders of Artema Medical AB that may or may not occur, the life-saving potential of Cardiac Science's technology, the Company's ability to integrate its technology into Artema's monitors, accelerate the adoption rate of the Company's technology, generate significant recurring revenue, potentially save thousands of lives, develop new products, improve patient-care and prevent complications caused by delayed defibrillation. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 1999 and other documents filed with the Securities and Exchange Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Brett Scott (telephone number +1 949 587 0357).
INVESTORS AND STOCKHOLDERS SHOULD READ THE PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.
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